IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

February 18, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File Nos. 333-193433/CIK No. 883622

On behalf of Ivy Managed European/Pacific Fund (“Fund”), I am responding to the comments that you gave me via telephone on February 14, 2014, as I understand them, regarding the Fund’s January 17, 2014 filing on form N-14 (“Filing”) . Each of your comments is repeated below, with our response immediately following:

1.	Comment: Please explain why shareholder approval is not required for the merger of the Fund into the Ivy Managed International Opportunities Fund (“International Opportunities Fund”).

Response: Please see Appendix A for why shareholder approval of the reorganization is not required.

2.	Comment: Tables are included in the Filing showing current and pro forma fees and expenses that an investor may bear as an investor in the Fund versus the International Opportunities Fund assuming consummation of the reorganization of the these two funds as of March 31, 2013 and using net assets as of March 31, 2013. Please confirm that March 31, 2013 is the correct date for computing the data set forth in these tables.

Response:	We have revised the disclosure to state that the reorganization is assumed to have been consummated on April 1, 2012. The tables continue to show total average net assets and total expense ratios as of March 31, 2013. Please note that pro forma fee and expense information has been restated on pages 8 and 15 of Amendment No. 1 to the Fund’s registration statement on Form N-14 to include acquired fund fees and expenses that the Fund will incur. The Fund’s initial filing on Form N-14 inadvertently reflected the waiver of acquired fund fees and expenses; however, the Fund’s current expense reimbursement agreement does not include the waiver of such fees and expenses.

3.	In the tables setting forth the annual fund operating expenses, please ensure that the term pro forma is included in the table headings where applicable.

Response: In response to your comment, we have made the suggested addition of pro forma to the applicable table headings.

4.	Please confirm that the costs of investing in the Funds as shown in the expense examples are accurate.

Response: We confirm that these numbers are accurate. Please note that Class E shares are not available for investment.

5.	In footnote b to the Pro Forma Statement of Assets and Liabilities on page 4 of the Statement of Additional Information, please confirm that there will not be a redemption of International Opportunities Fund shares.

Response: The reference to International Opportunities Fund in this footnote should be to European/Pacific Fund and we have made this revision.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2432.

Very Truly Yours,

/s/ Mara D. Herrington
Mara D. Herrington
Secretary

Explanation of Why Shareholder Approval of the Reorganization is Not Required

As discussed below, shareholder approval of the reorganization (the “Reorganization”) of the Ivy Managed European/Pacific Fund (“European/Pacific Fund”) and the Ivy Managed International Opportunities Fund (“International Opportunities Fund,” and together with the European/Pacific Fund, the “Funds”) is not required under the Delaware Statutory Trust Act (“DSTA”), the Ivy Funds’ Agreement and Declaration of Trust (the “Trust Agreement”) nor the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder.

Ivy Funds is a Delaware statutory trust. The DSTA provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter, and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust. In particular, Section 3806(b)(3) and (b)(4) of the DSTA provides that a governing instrument may contain any provision relating to management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of that subchapter of the DSTA and, without limitation:

(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners;

(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis (emphasis added).

In accordance with the DSTA, the Trust Agreement does not require shareholder approval of a reorganization unless it is required by the 1940 Act. Article V of the Trust Agreement provides, in part:

The Shareholders shall have power to vote only (i) for the election or removal of Trustees as and to the extent provided in Section 4.1, (ii) with respect to such additional matters relating to the Trust as may be required by federal law including the 1940 Act, or any registration of the Trust with the Commission (or any successor agency) or any state and (iii) as the Trustees may otherwise consider necessary or desirable in their sole discretion.

Section 8.3(a) of the Trust Agreement provides, in part:

Notwithstanding anything else herein, the Trustees may, in their sole discretion and without Shareholder approval unless such approval is required by the 1940 Act, (i) cause the Trust to convert or merge, reorganize or consolidate with or into one or more trusts, partnerships, limited liability companies, associations, corporations or other business entities (or a series of any of the foregoing to the extent permitted by law) (including trusts, partnerships, limited liability companies, associations, corporations or other business entities created by the Trustees to accomplish such conversion, merger, reorganization or consolidation)…(ii) cause the Shares to be exchanged under or pursuant to any state or federal statute to the extent permitted by law…(iv) sell or convey all or substantially all of the assets of the Trust or any Series or Class to another Series or Class of the Trust…or (v) at any time sell or convert into money all or any part of the assets of the Trust or any Series or Class thereof. Any certificate of merger, certificate of conversion or other applicable certificate may be signed by any one (1) Trustee and facsimile signatures conveyed by electronic or telecommunication means shall be valid (emphasis added).

As indicated in the Ivy Funds’ registration statement on Form N-14 (the “Registration Statement”), the Board of Trustees of Ivy Funds unanimously approved the Reorganization as being in the best interests of the Funds after considering the Funds’ current assets under management, identical investment objectives and opportunities for growth. For the foregoing reasons, shareholder approval of the Reorganization is not required under the applicable provisions of the DSTA or the Trust Agreement.

Similarly, shareholder approval is not required by the 1940 Act and the rules thereunder. Rule 17a-8 under the 1940 Act sets forth a number of requirements that a Merger (as defined in Rule 17a-8) of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act. The Funds are both series of Ivy Funds, have a Board comprised of the same trustees, and have the same investment adviser and principal underwriter, and therefore, could possibly be deemed to be affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act. Among the requirements set forth in Rule 17a-8 are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger. Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company (as defined in Rule 17a-8) that is not a Surviving Company (as defined in Rule 17a-8 and in this case the European/Pacific Fund), must be approved by a vote of a majority of outstanding voting securities (as provided in Section 2(a)(42) of the 1940 Act) unless the following four conditions are met:

(i)	No policy of the Merging Company that under section 13 of the Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

(ii)	No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

(iii)	Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

(iv)	Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

All four conditions are satisfied with regard to the Reorganization:

(i)	No policy of the European/Pacific Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority if its outstanding voting securities is materially different from a policy of the International Opportunities Fund. Also, as indicated in Ivy Funds’ Registration Statement, the Funds have the same investment objective and similar investment policies and risks.

(ii)	Each series of Ivy Funds, including the Funds, are parties to the same investment advisory contract and have the same investment adviser, Ivy Investment Management Company (“IICO”). In addition the Funds pay the same advisory fee rate. Therefore, the advisory contract between the European/Pacific Fund and IICO is not materially different from the advisory contract between the International Opportunities Fund and IICO.

(iii)	The Funds share the same Board of Trustees, therefore the disinterested Trustees of the European/Pacific Fund who were elected by its shareholders are identical to the disinterested Trustees of the International Opportunities Fund who were elected by its shareholders.

(iv)	Any distribution fees (as a percentage of average net assets) authorized to be paid by the International Opportunities Fund pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the European/Pacific Fund pursuant to such a plan.

Therefore, shareholder approval of the Reorganization is not required under the DSTA, the Trust Agreement or the 1940 Act and the rules thereunder.

Finally, although not specifically enumerated in, nor required by, Rule 17a-8, the two Funds’ investment strategies are substantially the same - each invests in a combination of underlying international-focused Ivy Funds - such that a shareholder of the European/Pacific Fund would not need to approve the Reorganization because that shareholder will own substantially the same investment product after the consummation of the Reorganization.